Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDEND REQUIREMENT

	Six Months Ended June 30,				For the Year Ended December 31,
(dollars in thousands)	2014		2013		2013		2012		2011		2010		2009
Earnings:
Pre-tax income	$16,561		$10,625		$21,292		$8,753		$5,147		$7,522		$6,252
Plus: Fixed charges	10,456		15,302		31,327		33,683		33,580		35,209		33,020
Earnings, including interest on deposits	27,017		25,927		52,619		42,436		38,727		42,731		39,272
Less: Interest on deposits	7,598		13,076		26,180		29,601		29,555		31,076		28,898
Earnings, excluding interest on deposits	$19,419		$12,851		$26,439		$12,835		$9,172		$11,655		$10,374

Fixed Charges:
Interest on deposits	$7,598		$13,076		$26,180		$29,601		$29,555		$31,076		$28,898
Interest on borrowings	2,138		1,651		3,883		3,290		3,365		3,671		3,969
Amortization on indebtedness	140		74		241		-		-		-		-
Interest included in rental expense	580		501		1,023		792		660		462		153
Total Fixed Charges, including interest on deposits	10,456		15,302		31,327		33,683		33,580		35,209		33,020
Less: Interest on deposits	7,598		13,076		26,180		29,601		29,555		31,076		28,898
Total Fixed Charges, excluding interest on deposits	2,858		2,226		5,147		4,082		4,025		4,133		4,122
Preferred stock dividend requirements	-		1,669		1,669		3,786		3,786		3,458		3,124
Combined fixed charges and preferred stock dividend requirements	$2,858		$3,895		$6,816		$7,868		7,811		$7,591		$7,246

Ratio of Earnings to Fixed Charges:
Including interest expense	2.58	x	1.69	x	1.68	x	1.26	x	1.15	x	1.21	x	1.19	x
Excluding interest expense	6.79	x	5.77	x	5.14	x	3.14	x	2.28	x	2.82	x	2.52	x

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements
Including interest expense	2.58	x	1.53	x	1.59	x	1.13	x	1.04	x	1.11	x	1.09	x
Excluding interest expense	6.79	x	3.30	x	3.88	x	1.63	x	1.17	x	1.54	x	1.43	x